Exhibit 13.5

W R HAMBRECHT+CO

REGULATION A INITIAL PUBLIC OFFERING: INTRODUCTION

Kurt Kruger, Corporate Finance		Chris Hannan, Equity Sales & Trading
212-313-5955		415-551-8624
kkruger@wrhambrecht.com		channan@wrhambrecht.com
Whitney White, ECM		Helen Miazga, Project Manager
212-313-5940		415-551-3237
wwhite@wrhambrecht.com	2,500,000 Shares	hmiazga@wrhambrecht.com

Regulation A Initial Public Offering

COMPANY OVERVIEW

Aperion makes a high-performance ACL (anterior cruciate ligament) replacement product, called Z-Lig®, constructed from porcine (pig) tissue. Within the estimated 2.6 million ACL injuries per year, Z-Lig® could be used in approximately 800,000 – assuming a $1,000 realized price points to a significant market opportunity. Its product is already CE-marked in Europe and is currently undergoing a limited launch. The FDA has granted the company an approval to conduct a U.S. pivotal trial, approval in 2019 is currently anticipated but cannot be guaranteed. Website: www.aperionbiologics.com

THE OFFERING

We are conducting a Regulation A Offering of $20 million. The JOBS Act (Jumpstart Our Business Startups) provided for an increase of the offering size under Regulation A of up to $50 million. The securities are expected to list on the NASDAQ Capital Market and be freely tradable.

Anticipated Symbol / Trading Venue:	ZLIG / Nasdaq	Filing Range:	$7.00-$9.00
Total Shares Offered:	2.5 million shares	Gross Proceeds (at midpoint):	$20 million
Lock-Up:	90 days	Pro Forma Market Cap (at midpoint):	$61 million
MARKETING MATERIALS		OFFERING TIMETABLE
Offering Circular:	SEC EDGAR Website	Test-The-Waters:	Est. Oct 26 – 30
Other Materials:	wrhambrecht.com	Road Show:	Est. Nov 2 – 16
		Expected Pricing:	Est. Nov 17

INVESTMENT HIGHLIGHTS

Ligament Reconstruction – Those Things That Go “Pop”

One segment within sports medicine that is poorly served by current product offerings, yet has enormous potential, is ligament reconstruction. Reconstructing the stability-providing, piano wire-like ligaments of the knee (ACLs) occurs in as many as 300,000 patients in the U. S each year, and some 800,000 on a worldwide basis. To perform this reconstruction procedure, a surgeon is forced to choose between three types of products, or approaches, each of which carries distinct disadvantages:

•	Synthetics tend to be weak and lack durability;

•	“Allograft” tissue, taken from human cadavers, is highly variable due to processing differences and the age and health of the donor;

•	“Autograft” tissue harvested from the patient’s own body, such as hamstrings and patella tendons, by necessity involves a painful, debilitating, and often compromising secondary procedure.

The vast majority, nearly 90%, of ACL reconstruction surgeries done worldwide, involve “autograft” tissue – cutting tendons from the patient’s own body – 720,000 surgeries per year. Most patients with autograph procedures have impaired function, including muscle weakness and may even develop arthritis at the autograph harvest site.

Porcine (pig) Tissue is Used in Most Heart Valve Replacements, Why Not for Ligaments?

It would seem an obvious choice to consider the use of ligament tissues from other species, such as cows and pigs, referred to as “xenografts. ” However these sources have proven difficult because of the problems associated with the rejection of foreign materials. Aperion has developed a processing technology that is applied to porcine (pig) tendons that controls the immunologic response, and yet preserves the natural durability, strength and biologic properties. The product, called the Z-Lig® has performed well in clinical trials and we believe it has the potential to capture a large portion of the market, although this cannot be guaranteed.

Revenue Projections

We project that Z-Lig® replacement ligaments will be readily adopted by surgeons and will capture an increasing share of the market over the next several years. The product is CE-marked in Europe and revenues there are beginning to build. We target a U.S. launch for 2019, although that is predicated on the successful completion of a clinical trial and FDA clearance. High-growth orthopedic companies with attractive, differentiated products are carry valuations that are several multiples on forward revenues. That would suggest that the capital markets would affix a handsome valuation on Aperion, once its sales begin to ramp.

W R HAMBRECHT+CO

RISK FACTORS

There are considerable risks associated with an investment in Aperion. The company has not made a profit to date, and may never make a profit. Its products may not be attractive to implanting surgeons. The company has very few distributors, it may fail to develop adequate selling/distribution infrastructure to reach its revenues goals. The medical device industry is heavily regulated by the FDA in the United States, and by other agencies/bodies overseas – the company’s products may fail to achieve the regulatory approvals necessary for marketing – and those approvals that are already granted may be rescinded. The company may encounter product safety, performance, or contamination problems that would require recalls and the cessation of product shipments. The company has certain patents covering its processes and products but these patents may not be sufficient to protect the company against infringement by competitors or ensure that company does not infringe patents of competitors. The company is controlled by a major stockholder.

For a complete discussion of risks, please refer to the Form 1-A.

The offering is being made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. You may obtain a copy of the most recent version of the preliminary offering circular by clicking on the “SEC EDGAR Website” link above.

This document contains forward-looking statements reflecting current expectations that involve risks and uncertainties. These forward looking statements include statements regarding commercialization plans, projected timeline for U.S. clinical trials, the potential market shares of Z-Lig, and the offering timetable. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in the offering circular.

These securities may not be sold nor may offers to buy be accepted prior to the time the offering statement is qualified. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No money or other consideration is being solicited in connection this document, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement on Form 1-A is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind.